UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001-32871

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2013

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(in thousands)

	December 31,
	2012	2011
ASSETS:
Cash	$976	$771
Participant-directed investments, at fair value	3,865,554	3,311,035

Receivables:
Notes receivable from participants	129,820	118,785
Contributions receivable from participants	164	10,367
Contributions receivable from employer	11,276	9,752

Total receivables	141,260	138,904

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	4,007,790	3,450,710

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,119)	(20,665)

NET ASSETS AVAILABLE FOR BENEFITS	$3,987,671	$3,430,045

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

(in thousands)

Year Ended December 31, 2012
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$492,048
Dividends	33,336
Interest	11,096

Net investment income	536,480

Contributions:
Participant	249,653
Employer	159,143
Rollover	19,075

Total contributions	427,871

Interest income on notes receivable from participants	5,114

Total additions	969,465

DEDUCTIONS:
Benefits paid to participants	406,925
Administrative expenses	4,914

Total deductions	411,839

Increase in net assets	557,626

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,430,045

End of year	$3,987,671

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, YEAR ENDED DECEMBER 31, 2012

1.                       PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”).

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees become eligible to participate in the Plan in the first month after completion of three months of service and are automatically enrolled in the Plan at a contribution rate equal to two percent of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contribution up to 4.5% of the participant’s eligible compensation for such payroll period. The maximum Company matching contribution for a Plan year is $10,000 for any participant who is a Highly Compensated Employee and whose Annual Rate of Pay (as both terms are defined in the Plan) is more than $200,000. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator. The Trustee also assesses participants in the Plan a $19 per year administrative fee per account.

Forfeitures, consisting of amounts contributed by the Company that are not 100% vested upon a participants’ separation from service and amounts related to unclaimed Required Minimum Distributions as defined by the Code, shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2012 amounted to $395,000.  Outstanding forfeitures not yet applied against Company contributions at December 31, 2012 and 2011 were $33,619 and $1,417, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual or quarterly installments, a rollover into another qualified plan, or any combination of the foregoing.

Effective January 2012, certain participants were able to voluntarily elect to transfer participant account balances to the NBCUniversal Capital Accumulation Plan.  Included in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits is $97 million of transfers made to the NBCUniversal Capital Accumulation Plan on the participants behalf.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements of the Plan are presented using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s Class A and Class A Special common stock are valued at their respective closing price reported on the NASDAQ Global Select Market on the last trading day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds, separate accounts and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Standard

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (ASC) 820. ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements under ASC 820. This ASU requires the categorization by level for items that are required to be disclosed, but not measured, at fair value. This ASU also requires additional disclosure of information about transfers between Level 1 and Level 2 of the fair value hierarchy and additional disclosure regarding the sensitivity of Level 3 measurements of fair value to changes in unobservable inputs and any interrelationships between those inputs. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption in 2012 did not have a material effect on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

3.                       INVESTMENTS

The fair market value of investments, held by the Plan, representing 5% or more of the Plan’s assets are identified below (in thousands).

	December 31,
	2012	2011
Mutual Funds
Dodge and Cox Balanced Fund	$	$174,562
Spartan International Index Fund—Fidelity Advantage Inst Class	200,840
Spartan 500 Index Fund—Institutional Class	293,202	187,898
Pimco Total Return Institutional Fund		177,368

Separate account
Large Cap Stock Fund	454,473
T. Rowe Price Blue Chip Growth Fund		198,788

Comcast Corporation Stock
Class A Common Stock	298,958	217,536

Comcast Stable Value Fund
JP Morgan Chase		199,684

During 2012, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated in fair value as follows (in thousands):

Common stock
Comcast Class A	$117,093
Comcast Class A Special	15,260

Total common stock	132,353

Mutual funds
Domestic stock funds	107,814
International stock funds	52,633
Balanced funds	23,116
Fixed income funds	11,881
Total mutual funds	195,444

Separate account	48,885

Common collective trusts	115,366

Net appreciation in fair value of investments	$492,048

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2012 and 2011 was 2.36% and 1.99%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2012 and 2011 was 1.70% and 2.11%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund (in thousands):

	2012 Credit Rating	2012	2011
State Street Bank and Trust Company Boston	AA-	$(5,133)	$(5,167)
JP Morgan Chase			(7,008)
AIG Financial Products Corp			(3,324)
Natixis	A	(5,132)	(5,166)
Prudential Ins Co America	AA-	(2,088)
Bank of Tokyo — Mitsubishi	A+	(4,464)
American General Life	A+	(3,302)
		$(20,119)	$(20,665)

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.                       FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument; and

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3

Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds, separate account and common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the last trading day of the Plan year on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2012 and 2011, there were no transfers between levels.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011 (in thousands).

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$298,958			$298,958
Comcast Class A Special	38,041			38,041

Mutual Funds
Domestic stock funds	392,858			392,858
International stock funds	200,840			200,840
Money market funds	10,459			10,459

Separate account		$987,199		987,199

Common collective trusts		1,355,687		1,355,687

Comcast Stable Value Fund
Short term investments	5,023			5,023
Guaranteed investment contracts		576,489		576,489

Total investments at fair value	$946,179	$2,919,375	$	$3,865,554

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$217,536			$217,536
Comcast Class A Special	32,126			32,126

Mutual Funds
Domestic stock funds	720,775			720,775
International stock funds	338,766			338,766
Balanced funds	174,562			174,562
Money market funds	5			5
Fixed income funds	177,368			177,368

Separate account		$198,788		198,788

Common collective trusts		859,101		859,101

Comcast Stable Value Fund
Short term investments	3,208			3,208
Guaranteed investment contracts		588,800		588,800

Total investments at fair value	$1,664,346	$1,646,689	$	$3,311,035

5.                       NOTES RECEIVABLE FROM PARTICIPANTS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years may exist under the Plan as a result of rollovers from merged plans).

Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 9.50% as of December 31, 2012. Maturities on outstanding loans ranged from 2013 to 2017 as of December 31, 2012. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

6.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2012 and 2011 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2012 is as follows (in thousands):

December 31, 2012
Net assets available for benefits per the financial statements	$3,987,671
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,119

Total net assets per the Form 5500	$4,007,790

December 31, 2011
Net assets available for benefits per the financial statements	$3,430,045
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,665

Total net assets per the Form 5500	$3,450,710

Year Ended
December 31, 2012
Increase in net assets available for benefits per the financial statements	$557,626
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2012	20,119
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2011	(20,665)

Net income per Form 5500	$557,080

7.                       ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.                       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

9.                       FEDERAL TAX CONSIDERATIONS

a.                       Income Tax Status of the Plan— The Plan’s most recent determination letter was received May 2009 stating that the Plan, as amended and restated December 12, 2007, is qualified under section 401(a) of the Code and that the trust established under the Plan is tax-exempt.  On January 31, 2013, an application was filed for an updated determination letter for the Plan as amended and restated January 1, 2013.  The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan

Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.                       Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.                        Evaluation of Tax Positions—In accordance with ASC 740-10-50-15 c — e, the Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

10.                SUBSEQUENT EVENT

Effective January 1, 2013, the Plan was amended and NBCUniversal, LLC became a Participating Company in the Plan.  In the first quarter of 2013, under the terms of the amendment, $473 million in assets related to eligible NBCUniversal, LLC employees were transferred to the Plan from the NBCUniversal Capital Accumulation Plan.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

FORM 5500, SCHEDULE H — PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
*	Fidelity Ret Govt MM	10,459,103 units	10,459
*	Spartan International Index Fund—Fidelity Advantage Inst Class	5,858,815 units	200,840
*	Spartan 500 Index Fund—Fidelity Advantage Inst Class	5,807,123 units	293,202
	Vanguard Small Cap Index Fund	2,571,105 units	99,656
			604,157

	Separate Account (at fair value)
	PIMCO Total Return
	Interest in Regs. Invt (72201P613)		195,941
	Interest Bearing Cash (98765455B)		393
	Non-Interest Bearing Cash		117
	Other Receivables		305
	Benefit Claims Payable		(267)
	Operating Payables		(116)
			196,373
	Large Cap Stock Fund
	Non-Interest Bearing Cash		894
	Other Receivables		1,864
	Interest Bearing Cash		9,587
	Corporate Common Stock		446,003
	Benefit Claims Payable		(878)
	Operating Payables		(862)
	Other Liabilities		(2,135)
			454,473
	Small/Mid Cap Stock Fund
	Other Receivables		105,508
	Interest Bearing Cash		2,864
	Corporate Common Stock		69,826
	Benefit Claims Payable		(115)
	Operating Payables		(133)
	Other Liabilities		(298)
			177,652
	International Fund
	Interest in Regs. Invt (315910802)		158,672
	Other Receivables		78
	Benefit Claims Payable		(180)
	Operating Payables		131
			158,701

			987,199

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Common collective trusts (at fair value)
	Vanguard Target Income	411,788 units	13,604
	Vanguard Target 2010	594,887 units	19,964
	Vanguard Target 2015	1,953,243 units	66,274
	Vanguard Target 2020	4,252,851 units	145,405
	Vanguard Target 2025	5,784,782 units	199,054
	Vanguard Target 2030	5,721,478 units	198,364
	Vanguard Target 2035	5,476,512 units	191,021
	Vanguard Target 2040	4,715,988 units	164,965
	Vanguard Target 2045	3,575,025 units	125,090
	Vanguard Target 2050	1,846,421 units	64,588
	Vanguard Target 2055	224,442 units	7,858
	Vanguard Target 2060	20,683 units	436
	Mellon Aggregate Bond Index Fund	740,285 units	159,064
			1,355,687
*	Comcast Corporation Stock (at fair value)
	Class A Common Stock	8,002,090 shares	298,958
	Class A Special Common Stock	1,059,040 shares	38,041
			336,999
	Comcast Stable Value Fund (at fair value)
*	Fidelity Short Term Investment Fund: .14%	5,919,048 units	5,023
	Security-Backed Investment Contracts:
	Natixis; 1.96%	141,918,884 units	147,051
	Bank of Tokyo; 1.89%	123,458,814 units	127,923
	Prudential Ins Co of America; 1.94%	57,731,263 units	59,819
	American General Life; 1.89%	91,324,412 units	94,626
	State Street Bank and Trust Company Boston; 1.95%	141,937,209 units	147,070
			576,489
			581,512
	Notes receivable from participants (principal balance plus accrued but unpaid interest — interest rates from 4.25% to 9.50%; maturities from 2013 to 2017)		129,820

			$3,995,374

* Represents a party-in-interest to the Plan.

Column (d) omitted as all investments are participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form
S-8 of our report dated June 28, 2013, relating to the financial statements and supplemental schedule of the Comcast Corporation Retirement-Investment Plan, appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
June 28, 2013
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller